EXHIBIT 21.1
SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Ownership	State of Incorporation
CWI Long Beach Hotel, LLC	100%	Delaware
CWI New Orleans Hotel, LLC	100%	Delaware
CWI OP, LP	100%	Delaware
CWI-HRI French Quarter Hotel Property, LLC	80%	Delaware
French Quarter Hotel Operator, Inc.	80%	Delaware
Long Beach Hotel Operator, Inc.	49%	Delaware
Long Beach Hotel Properties, LLC	49%	California
Portside Partners, LLC	49%	California
Queensbay Hotel, LLC	49%	Delaware